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                                                       Filed by BB&T Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                  Commission File No.: 001-10853
                                               Subject Company: BB&T Corporation


Feb. 7, 2000


FOR IMMEDIATE RELEASE

Contacts:
ANALYSTS
Tom A. Nicholson                    Scott E. Reed
Senior Vice President               Senior Executive Vice President
Investor Relations                  Chief Financial Officer
(336) 733-3058                      (336) 733-3088

MEDIA
Bob Denham            Burney Warren                  J. Holmes Morrison
Vice President        Executive Vice President       Chairman, President and CEO
Public Relations      Mergers & Acquisitions         One Valley Bancorp Inc.
(336) 733-1002        (252) 321-3347                 (304) 348-7280

BB&T to acquire One Valley Bancorp

           WINSTON-SALEM, N.C. - BB&T Corporation (NYSE: BBT) and One Valley Bancorp, Inc. (NYSE: OV) of Charleston, W.Va., today announced an agreement that will combine two of the country's highest performing bank holding companies and give BB&T the No. 1 market share in West Virginia.

           BB&T will acquire One Valley in a $1.2 billion stock swap, creating the nation's 18th largest financial institution and boosting BB&T's assets to more than $52 billion. The acquisition will give BB&T its second West Virginia-based bank and entry into 10 new markets in central Virginia.

         One Valley, with $6.6 billion in assets, is the parent company to nine community banks and 123 branches - 76 in West Virginia and 47 in central Virginia.

           The transaction, approved by the directors of both companies, is valued at $35.20 per One Valley share based on BB&T's closing price Friday of $27.50. The exchange ratio will be fixed at 1.28 BB&T shares for each One Valley share. The transaction will be accounted for as a pooling of interests.

           "BB&T's acquisition strategy is to pursue very high quality banks and thrifts in Southeastern markets that improve our financial performance and franchise value," said BB&T Chairman and Chief Executive Officer John Allison. "We could not be more pleased with the prospects of a merger with One Valley, which clearly meets this objective.

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           "Both  institutions  have solid capital  positions,  excellent credit quality, strong branch office networks and very compatible corporate cultures. This transaction will enable us to grow our franchise value and build on our momentum in selling fee-based products and services."

           BB&T entered West Virginia last year with its acquisition of Matewan Bancshares, a Williamson-based bank holding company with $676 million in assets.

         The One Valley merger will increase BB&T's West Virginia assets to $5.3 billion and its Virginia assets to $6.6 billion. BB&T will rank sixth in market share in Virginia.

         One Valley customers will be introduced to BB&T's strong branch-based sales culture and the following new and expanded products and services: capital markets access, cash management services, leasing and international banking.

         BB&T will provide 150 to 200 new jobs in the Charleston area to minimize the effect of other staff reductions.

         BB&T will create three community bank regions in West Virginia and one in central Virginia. BB&T currently has 19 autonomous regions, which operate like community banks. More than 95 percent of lending decisions are made locally.

         "It has long been a strategy of ours to operate what we refer to as a super community bank," said One Valley Chairman, President and Chief Executive Officer J. Holmes Morrison, who will be named chairman and CEO of BB&T's West Virginia operations and join the BB&T Corporation board.

         "Being a super community bank means we're committed to local decision making that results in responsible, reliable and empathetic client service. The fact that BB&T shares this approach makes this a perfect fit."

         Both institutions are also among the highest performing banks in the country. BB&T was rated last year as the second highest performing S&P 500 bank holding company in the nation by Business Week magazine.

         One  Valley  was  ranked by U.S.  Banker  magazine  in 1999 as the 10th highest performing bank holding company. It recently reported its 18th consecutive year of increased net income and dividends and 13th straight year of record earnings per share.

         In addition to its nine banking subsidiaries serving 81 cities and towns in West Virginia and central Virginia, One Valley operates a trust division, discount brokerage and insurance arm.

         "Our employees are well-recognized as the best in the financial services industry in the markets we serve," Morrison said.

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         One Valley's West Virginia  community  banks are located in the state's most economically vibrant areas, primarily along major interstate highways.

         One Valley began its expansion into central Virginia in 1996, targeting the Charlottesville, Lynchburg and Lexington markets.

         One Valley Chief Operating Officer Phyllis Arnold will be named COO and president of BB&T's West Virginia operations and president of a Charleston-based BB&T community bank region.

          A  $10  million  trust  fund  will  be   established   for  charitable
contributions and economic development in communities served by One Valley. One Valley already has a similar $4 million trust fund.

          The  merger,   which  is  subject  to  the   approval  of  One  Valley
shareholders and banking regulators, is expected to be completed in the third quarter.

         Over the past five years, BB&T has had a dividend payout ratio in the range of approximately 36.5% to 39.5% of recurring earnings and a compound growth rate of the annual dividend of 14.9%. Consistent with this history, BB&T management intends to recommend to the Board of Directors that the regular quarterly dividend be increased from $.20 to $.23 per share in the third quarter of 2000.

          Winston-Salem-based BB&T Corporation, with $45.5 billion in assets, operates 687 banking offices in the Carolinas, Georgia, Virginia, Maryland, West Virginia, Kentucky and Washington D.C.


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The press  release  as  originally  issued on  February  7,  2000   omitted  the
following disclosure which is being made in accordance with Rule 165 of the Securities and Exchange Commission.

The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T's proposed acquisition of One Valley Bancorp, Inc. on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated February 6, 2000, between BB&T and One Valley. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC").

Shareholders of One Valley and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T, One Valley, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC's web site (http://www.sec.gov) and from One Valley and BB&T as follows:

Corporate Secretary                          Shareholder Reporting
One Valley Bancorp, Inc.                     BB&T Corporation
One Valley Square                            Post Office Box 1290
Summers and Lee Streets                      Winston-Salem, North Carolina 27102
Post Office Box 1793                         Phone: (336) 733-3021
Charleston, West Virginia 25326
Phone: (304) 348-7000


In addition to the proposed registration statement and proxy statement/prospectus, BB&T and One Valley file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BB&T's and One Valley's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.
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